Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

Tel: 604 247 4400
Fax: 604 247 0512

News Release
April 29, 2009

Catalyst improves Q1 results despite declining markets

Richmond, (BC) – Catalyst Paper (TSX:CTL) recorded net earnings of $21.0 million ($0.06 per common share) on sales of $352.5 million in the first quarter of 2009. This contrasts with a net loss of $48.5 million ($0.13 per common share) on sales of $492.2 million in the final quarter of last year. These results reflect the actions Catalyst has taken to improve its cost base and competitive position in the face of unprecedented economic and market challenges. Quarterly results were further improved by a $30.7 million gain on a debt buy-back.

In response to the continuation of the severe demand declines of late 2008, Catalyst announced further indefinite capacity closures and took additional temporary curtailments. Production curtailments during the quarter totalled 180,300 tonnes and occurred at all operations affecting all product lines.

Net earnings before specific items in the first quarter of 2009 were $8.6 million, compared to $9.3 million in the preceding quarter ($0.02 per common share in both cases). Catalyst posted operating earnings during the first quarter of $24.2 million, up from $11.5 million in the last quarter of 2008.

At $61.1 million, earnings before interest, taxes, depreciation and amortization (EBITDA) were comparable to the $64.7 million in the preceding quarter, and were significantly improved over $12.1 million in the same quarter a year earlier. Lower fixed costs and favourable exchange rate movement were the largest contributors to the year-over-year improvement.  EBITDA before specific items – consisting of restructuring costs of $4.2 million – was $65.3 million, compared to $65.9 million in the preceding quarter. Free cash flow in the quarter was $35.9 million compared to $26.2 million in the prior quarter.

“Thus far in 2009 we’ve faced a deepening global recession, accelerating structural changes in the print media, and overall demand is the worst we can remember,” said President and Chief Executive Officer Richard Garneau. “We’ve moved ahead with the often difficult decisions necessary to keep our cost structure viable while maintaining our strong market position.”

Specialty paper demand was down in the quarter, as the recession resulted in reduced advertising and as printers and publishers drew down inventories. The first quarter year-over-year demand declines were the largest recorded in 30 years for coated mechanical and the largest ever recorded for uncoated. Directory demand was also down significantly, although pricing was stable as a result of annual contracts. Demand and pricing trends were negative for both newsprint and pulp.

In light of these conditions, Catalyst announced in February 2009 the indefinite curtailment of the Crofton No. 1 paper machine, the Elk Falls No. 2 and No. 5 paper machines, and NBSK pulp production at Crofton. All three paper machines at Elk Falls are now indefinitely curtailed, and additional market-related curtailments were also taken during the quarter at the Powell River, Port Alberni and Snowflake mills.

Catalyst announced a restructuring plan in February 2009 for its Powell River mill, with estimated savings that will eventually reach $13 million annually, an important step toward the achievement of an $80 per tonne labour-cost target. The plan was developed jointly with the Communications, Energy and Paperworkers (CEP) locals at the mill, pursuant to commitments made in collective agreements reached in late 2008. The workforce will be reduced by 127 positions over 12 months, and related restructuring costs of $2.1 million (of an expected total of up to $12 million) were incurred during the quarter.

Agreements in support of the $80 per tonne objective are already in place with CEP locals at Port Alberni and with the Pulp, Paper and Woodworkers local at Crofton, and are under discussion with CEP locals at Crofton. The Snowflake mill currently operates at the $80 per tonne benchmark at uncurtailed production levels.

The quarter was also characterized by a focus on cash flows and liquidity. A buy-back of US$45.8 million in company debt, at a discount to par of 53.5%, resulted in the $30.7 million (US$24.5 million) gain noted above. Proceeds for the buy-back came from the unwinding of currency hedges related to long-term debt, and therefore did not impact available liquidity. Catalyst continues to anticipate that the non-recourse debt associated with its 50 per cent holding in Powell River Energy Inc. will be refinanced prior to its maturity in July 2009, although a 12-month bridge-financing commitment is in place as a safeguard in the event of unforeseen delays. Catalyst had liquidity of approximately $183 million at the end of the quarter, an increase of approximately $3 million from the prior quarter.

Global economic conditions are expected to remain challenging throughout 2009, and further demand and price weakening is expected across all of Catalyst’s product lines. Catalyst currently anticipates production curtailments totalling 269,700 tonnes in the second quarter although further curtailments may be required depending on market conditions. Broader economic conditions are expected to reduce the company’s ability to sustain recent operating earnings.

Selected Financial Highlights

(In millions of dollars, except where otherwise stated)
	2009	2008
	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$352.5	$1,849.4	$492.2	$504.8	$452.9	$399.5
Operating earnings (loss)	24.2	(157.4)	11.5	14.0	(153.3)	(29.6)
EBITDA [1]	61.1	159.4	64.7	53.1	29.5	12.1
– before specific items [1]	65.3	189.5	65.9	66.2	30.7	26.7
Net earnings (loss)	21.0	(221.1)	(48.5)	(10.9)	(124.3)	(37.4)
– before specific items [1]	8.6	(28.0)	9.3	7.2	(22.7)	(21.8)
EBITDA margin [1]	17.3%	8.6%	13.1%	10.5%	6.5%	3.0%
– before specific items [1]	18.5%	10.2%	13.4%	13.1%	6.8%	6.7%

Net earnings (loss) per share (in dollars) – basic and diluted	$0.06	$(0.66)	$(0.13)	$(0.03)	$(0.34)	$(0.17)
– before specific items [1]	0.02	(0.08)	0.02	0.02	(0.06)	(0.10)

1

EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, net earnings (loss) before specific items, and net earnings (loss) per share before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales.  Refer to Q1, 2009 MD&A – Section 8, “Non-GAAP measures” for further details.

Further Quarterly Results Materials

This release, a summary slide presentation, and full quarterly report (MD&A, financial statements and accompanying notes) are available on our web site at www.catalystpaper.com/Investors.  The full quarterly report is also filed with SEDAR in Canada and EDGAR in the United States.

Catalyst is the largest producer of specialty printing papers and newsprint in Western North America and also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. The company’s six mills have a combined annual production capacity of 2.5 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.

Richard Garneau, president and CEO and David Smales, vice-president, finance and CFO will hold a conference call with financial analysts and institutional investors on Thursday, April 30, 2009 at 11 a.m. ET, 8 a.m. PT to present the company’s first-quarter results. Media and other interested people may listen to the live broadcast at www.catalystpaper.com/conferencecall.asp.

Forward-Looking Statement

Certain matters in this news release, including statements with respect to general economic and market conditions, demand for products, pricing expectations, expected production curtailments, anticipated cost savings, including labour costs, are forward looking.  These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future economic conditions, demand for products, levels of advertising spending, product pricing, our ability to achieve operating and labour cost reductions, including an $80 per tonne labour cost, currency fluctuations, production flexibility and courses of action, as well as other factors management believes are appropriate.  Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading “Risks and uncertainties” in Catalyst’s management’s discussion and analysis contained in Catalyst’s first quarter 2009 interim report available at www.sedar.com.

Investors:	Media:

David Smales	Lyn Brown
Vice-President, Finance & CFO	Vice-President, Corporate Relations
(604) 247-4013	(604) 247-4713